LORD ABBETT RESEARCH FUND, INC.

LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

October 9, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023112B) for the Lord Abbett Research Fund, Inc. – Lord
Abbett Calibrated Dividend Growth Fund (SEC File No. 811-06650) and Lord Abbett
Series Fund, Inc. – Calibrated Dividend Growth Portfolio (File No. 811-05876) (each the
“Fund” or, collectively (“the Funds”)

Ladies and Gentlemen:

(1) Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission is Rider 14 to the joint insured bond changing the names of the following:

-	Lord Abbett Research Fund, Inc. – Lord Abbett Capital Structure Fund is changed to Lord Abbett Research Fund, Inc. – Lord Abbett Calibrated Dividend Growth Fund; and

-	Lord Abbett Series Fund, Inc. – Capital Structure Portfolio is changed to Lord Abbett Series Fund, Inc. – Calibrated Dividend Growth Portfolio.

(2) The ICI Insurance Company, a Risk Retention Group, Investment Company Blanket Bond (“Blanket Fidelity Bond”) renewed from June 30, 2012 through June 30, 2013 and filed as required pursuant to Rule 17g-1(g)(1)(ii)(a)*;

(3) A certificate signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors, who are not “interested persons” of each of the Funds, approving the amount, type, form and coverage of the Blanket Fidelity Bond and the portion of the premium to be paid by each Fund pursuant to Rule 17g-1(g)(1)(ii)(b)*;

(4) A statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Blanket Fidelity Bond filed as required pursuant to Rule 17g-1(g)(1)(ii)(c)*;

(5) As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid on the joint insured bond is June 30, 2012 to June 30, 2013; and

* Incorporated by reference to the Blanket Fidelity Bond filed on July 27, 2012.

(6) Copy of the amendment to the agreement between the investment company and all of the other named insureds as required pursuant to Rule 17g-1(g)(1)(ii)(e)*.

Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of
Lord Abbett Research Fund, Inc. and Lord
Abbett Series Fund, Inc.

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on July 27, 2012.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED	BOND NUMBER

Lord, Abbett & Co. LLC	87023112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 27, 2012	June 30, 2012 to June 30, 2013	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Lord Abbett Capital Structure Fund, a series of:

Lord Abbett Research Fund, Inc.

is changed to:

o	Lord Abbett Calibrated Dividend Growth Fund

o	Capital Structure Portfolio, a series of:

Lord Abbett Series Fund, Inc.

is changed to:

o	Calibrated Dividend Growth Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)